UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission file number: 001-39360

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

Floor 4, Building 1, No. 311, Yanxin Road

Huishan District, Wuxi

Jiangsu Province, PRC 214000

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On September 24, 2024, Skillful Craftsman Education Technology Limited, a Cayman Islands exempted company with limited liability (the “Company”), entered into a Promissory Note Purchase Agreement (the “Agreement”) with Mr. Xuejun Ji, a major shareholder of the Company, Mr. Peng Wang, a director of the Board of the Company (the “Board”) and Mr. Bin Fu, Chairman of the Board and Chief Executive Officer of the Company (the “Purchasers”). Pursuant to the Agreement, the Company sold Promissory Notes to the Purchasers with a principal amount of $1,000,000 and a term of twelve (12) months (the “Notes”). The Notes bear interest at the rate of 6% per annum, which are payable on September 23, 2025. The Notes were sold to the Purchasers pursuant to an exemption from registration under Regulation S, promulgated under the Securities Act of 1933, as amended. The foregoing description of the Agreement and Notes does not purport to be complete and is qualified in its entirety by reference to the complete text of Agreement and Form of Note, copies of which are filed as exhibits hereto and are incorporated herein by reference.

Exhibits Index

Exhibit No.	Description
10.1	Promissory Note Purchase Agreement by and Between the Company and Purchasers dated September 24, 2024.
10.2	Form of Note

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED
(Registrant)

By:	/s/ Bin Fu
Name:	Bin Fu
Title:	Chief Executive Officer

Date: September 26, 2024